Exhibit 99.1

Osisko Gold Group Inc.

(formerly Osisko Development Corp.)

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months ended

June 30, 2026 and 2025

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Consolidated Statements of Financial Position

As at June 30, 2026 and December 31 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2026	2025

	Notes	$	$
Assets

Current assets

Cash and cash equivalents	3	837,276	422,283
Amounts receivable	4	31,106	9,357
Inventories		14,051	7,845
Derivative asset	7	45,546	—
Other current assets		1,829	2,803
		929,808	442,288
Assets classified as held for sale	14	—	37,523
		929,808	479,811
Non-current assets

Investments in associates		16,856	15,092
Other investments	11	31,488	15,496
Mining interests and property, plant and equipment	5	801,023	644,326
Exploration and evaluation	6	116,037	89,635
Other assets		33,350	17,914
		1,928,562	1,262,274
Liabilities

Current liabilities

Accounts payable and accrued liabilities		50,451	30,594
Current portion of long-term debt and lease liabilities	7	8,946	6,771
Deferred consideration and contingent payments		3,405	3,427
Contract liability		182	643
Environmental rehabilitation provision	8	3,984	6,970
Derivative liability	7	85,447	—
Warrant liability	9	107,294	225,000
		259,709	273,405
Liabilities associated with assets held for sale	14	—	58,446
		259,709	331,851
Non-current liabilities

Long-term debt and lease liabilities	7	447,977	137,786
Deferred consideration and contingent payments		2,399	5,364
Contract liability		4,287	4,041
Flow-through premium liability		6,106	8,334
Environmental rehabilitation provision	8	97,364	92,209
		817,842	579,585
Equity

Share capital	9	1,661,098	1,416,739
Warrants	9	6,056	20,884
Contributed surplus		28,501	20,976
Accumulated other comprehensive loss		3,039	(9,135)
Deficit		(587,974)	(766,775)
		1,110,720	682,689
		1,928,562	1,262,274

Going concern (Note 1)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Consolidated Statements of Income (Loss)

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
		2026	2025	2026	2025

	Notes	$	$	$	$
Revenues		32,726	6,859	34,940	6,859
Operating expenses
Cost of sales		(12,029)	(4,075)	(12,700)	(4,075)
Other operating costs		(2,710)	(11,726)	(3,386)	(20,489)
General and administrative		(9,901)	(7,379)	(19,936)	(13,662)
Impairment of assets		—	—	(493)	(25,793)
Operating income (loss)		8,086	(16,321)	(1,575)	(57,160)
Finance costs		(2,753)	(2,243)	(4,521)	(4,057)
Share of income (loss) of associates		1,616	179	1,281	51
Change in fair value of warrant liability	9	87,020	(30,602)	119,903	(23,903)
Change in fair value in derivative	7	20,284	—	20,284	—
Other income (expense), net		4,719	2,756	15,526	5,371
Income (loss) from continuing activities before income taxes		118,972	(46,231)	150,898	(79,698)
Income tax recovery (expense)		135	253	426	256
Net income (loss) from continuing activities		119,107	(45,978)	151,324	(79,442)
Net income (loss) from discontinued activities	14	—	(1,426)	28,001	(5,292)
Net income (loss)		119,107	(47,404)	179,325	(84,734)

Basic net income (loss) per share from continuing activities		0.39	(0.34)	0.51	(0.58)
Diluted net income (loss) per share from continuing activities		0.21	(0.34)	0.16	(0.58)

Basic net income (loss) per share		0.39	(0.35)	0.61	(0.62)
Diluted net income (loss) per share		0.21	(0.35)	0.24	(0.62)

Basic and diluted weighted average number of shares outstanding		305,004,581	136,846,731	295,106,785	136,726,911
Diluted weighted average number of shares outstanding		312,554,069	136,846,731	394,336,298	136,726,911

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Consolidated Statements of Comprehensive Income (Loss)

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Net income (loss)	119,107	(47,404)	179,325	(84,734)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	899	1,966	2,411	2,261
Income tax effect	(135)	(253)	(426)	(256)
Share of other comprehensive income (loss) of associates	1,253	—	1,253	—

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	2,134	(6,780)	8,227	(8,461)
Other comprehensive income (loss)	4,151	(5,067)	11,465	(6,456)
Comprehensive income (loss)	123,258	(52,471)	190,790	(91,190)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
		2026	2025	2026	2025
	Notes	$	$	$	$
Operating activities
Net income (loss)		119,107	(45,978)	151,324	(79,442)
Adjustments for:
Share-based compensation	10	1,739	1,477	2,841	1,836
Depreciation		6,194	1,759	6,646	3,065
Finance costs		4,320	916	6,088	1,796
Share of loss of associates		(1,616)	(179)	(1,281)	(51)
Change in fair value of financial assets and liabilities at fair value through profit and loss		(20,028)	(35)	(19,558)	125
Change in fair value of warrant liability	9	(87,020)	30,602	(119,903)	23,903
Unrealized foreign exchange gain		(4,296)	(8,577)	(10,620)	(9,927)
Deferred income tax recovery		(135)	(253)	(426)	(256)
Impairment of assets		—	—	493	25,793
Cumulative catch-up adjustment on contract liability		(209)	(245)	(193)	(242)
Premium on flow-through share		(1,517)	—	(2,227)	—
Proceeds from contract liability		(237)	(57)	(297)	(57)
Environmental rehabilitation obligations	8	1,347	(1,716)	773	(1,716)
Other		630	294	537	(524)
Environmental rehabilitation obligations paid		(181)	—	(671)	—
Net cash flows provided by (used in) operating activities before changes in non-cash working capital items		18,098	(21,992)	13,526	(35,697)
Changes in non-cash working capital items
Decrease (increase) in amounts receivable		(25,517)	465	(21,437)	1,557
Decrease (Increase) in inventory		(3,647)	2,280	(5,930)	2,316
Decrease (Increase) in other current assets		350	(1,496)	1,239	(1,527)
Increase in accounts payable and accrued liabilities		1,785	1,125	5,371	2,825
Net cash flows used in continuing operating activities		(8,931)	(19,618)	(7,231)	(30,526)
Net cash flows provided by (used in) discontinued operating activities		—	(967)	190	(2,563)
Net cash flows used in operating activities		(8,931)	(20,585)	(7,041)	(33,089)
Investing activities
Additions to mining interests and property, plant and equipment		(91,087)	(10,856)	(150,441)	(23,670)
Additions to exploration and evaluation assets		(15,096)	(2,406)	(19,405)	(4,914)
Proceeds on disposals of property, plant and equipment and assets classified as held for sale		—	—	—	531
Proceeds on disposals of investments		140	—	1,181	359
Acquisition of investments in associates		(627)	—	(627)	—
Reclamation deposit		—	—	(700)	—
Net cash flows used in continuing investing activities		(106,670)	(13,262)	(169,992)	(27,694)
Net cash flows used in discontinued investing activities		—	—	—	(11)
Net cash flows used in investing activities		(106,670)	(13,262)	(169,992)	(27,705)
Financing activities
Proceeds from equity financings	9	—	—	196,249	—
Other issuance of common shares		54	25	104	49
Share and warrant issue expense and financing fees		(19,408)	—	(30,366)	(220)
Proceeds from exercise of warrants and options		965	—	37,504	—
Long-term debt and financing of equipment draw down	7	362,098	—	367,281	—
Repayment of long-term debt and leases	7	(1,355)	(832)	(2,614)	(2,548)
Withholding taxes on settlement of restricted units		—	—	—	(33)
Net cash flows provided by (used in) continuing financing activities		342,354	(807)	568,158	(2,752)
Net cash flows used in discontinued financing activities		—	—	—	—
Net cash flows provided by (used in) financing activities		342,354	(807)	568,158	(2,752)
Increase (decrease) in cash and cash equivalents before impact of exchange rate		226,753	(34,654)	391,125	(63,546)
Effects of exchange rate changes on cash and cash equivalents		16,237	3,355	24,587	3,191
Increase (decrease) in cash and cash equivalents		242,990	(31,299)	415,712	(60,355)
Cash balance related to asset held for sale		—	—	(719)	—
Cash and cash equivalents – Beginning of period		594,286	77,597	422,283	106,653
Cash and cash equivalents – End of period		837,276	46,298	837,276	46,298

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Consolidated Statements of Changes in Equity

For the six months ended June 30, 2026

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	outstanding	capital	Warrants	surplus	loss	Deficit	Total
			$	$	$	$	$	$
Balance – January 1, 2026		255,069,516	1,416,739	20,884	20,976	(9,135)	(766,775)	682,689

Net income		—	—	—	—	—	179,325	179,325
Other comprehensive income, net		—	—	—	—	11,465	—	11,465
Comprehensive loss		—	—	—	—	11,465	179,325	190,790
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes		—	—	—	—	709	(709)	—
Private placement - February 2026	9	40,607,650	196,249	—	—	—	—	196,249
Shares issued for the settlement of deferred consideration		871,683	3,453	—	—	—	—	3,453
Share issue expense		—	(10,239)	—	—	—	—	(10,239)
Share-based compensation:
- Share options		—	—	—	1,406	—	—	1,406
- Restricted and deferred share units		—	—	—	391	—	—	391
Shares issued - employee share purchase plan		35,260	156	—	—	—	—	156
Shares issued from RSU/DSU settlement		78,734	519	—	—	—	185	704
Exercise of warrants	9	9,108,402	53,912	(9,024)	—	—	—	44,888
Warrants expired		—	—	(5,804)	5,804
Exercise of share options		41,299	309	—	(76)	—	—	233
Balance – June 30, 2026		305,812,544	1,661,098	6,056	28,501	3,039	(587,974)	1,110,720

As at June 30, 2026, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to a loss of $(11.6) million. Items that may be recycled to the consolidated statements of loss amount to $14.6 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Consolidated Statements of Changes in Equity

For the six months ended June 30, 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2025	136,580,233	1,137,362	11,859	20,228	(503)	(598,317)	570,629

Net loss	—	—	—	—	—	(84,734)	(84,734)
Other comprehensive income, net	—	—	—	—	(6,456)	—	(6,456)
Comprehensive income (loss)	—	—	—	—	(6,456)	(84,734)	(91,190)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	162	(162)	—
- Share options	—	—	—	1,211	—	—	1,211
- Restricted and deferred share units	—	—	—	654	—	—	654
Shares issued - employee share purchase plan	60,157	133	—	—	—	—	133
Shares issued from RSU/DSU settlement	13,303	168	—	(367)	—	162	(37)

Balance – June 30, 2025	136,653,693	1,137,663	11,859	21,726	(6,797)	(683,051)	481,400

As at June 30, 2025, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to a loss of $(19.1) million. Items that may be recycled to the consolidated statements of loss amount to $12.3 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

1.	Nature of operations and going concern

Osisko Gold Group Inc. (formerly Osisko Development Corp.) (“Osisko Gold Group” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America.  On July 14, 2026, the Company changed its name from “Osisko Development Corp.” to “Osisko Gold Group Inc.”. Osisko Gold Group, is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia and the Trixie Test Mine in the USA.

The Company’s registered and business address is 1450-155 University Avenue, Toronto, Ontario and is constituted under the Canada Business Corporations Act. During the quarter ended June 30, 2026, the Company relocated its registered and business address from 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec to its current address noted above. The common shares of Osisko Gold Group trade under the symbol OGG on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”).

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. As at June 30, 2026, the Company has a working capital of $670.1 million, which includes a cash and cash equivalent balance of $837.3 million. The Company also has an accumulated deficit of $588 million and a net income of $179.3 million for the six months ended June 30, 2026.

The working capital position as at June 30, 2026, will not be sufficient to meet the Company's obligations, commitments and forecasted expenditures up to June 2027. As the Company progresses through the detailed engineering phase of the Project, updated cost estimates, expenditure timing and other project requirements may have a material impact on the Company's forecasted expenditures. The working capital balance excludes the remaining tranches of the 2025 Financing Facility (as defined below) with Appian, totalling  US$350 million which are subject to conditions precedent that had not been satisfied as at June 30, 2026 (see Note 7). Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling assets and investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to access available credit facilities, and secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain assets and investments to generate liquidity. While management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these unaudited condensed interim consolidated financial statements.

2.	Basis of presentation, statement of compliance and material accounting policies

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025. The accounting policies, methods of computation and presentation applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year with the exception of the new material accounting policies and new amendments adopted during the period described below.

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issue on August 13, 2026.

New material accounting policies

a) Convertible debt

The Notes are an interest-bearing debt instrument, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date. As the Notes contain a conversion and redemption feature that give the holder and Company the right to convert before maturity, under certain circumstances, the Notes are classified as a financial liability with embedded derivatives. Under IFRS 9, Financial Instruments, the Company has the option to elect for the entire Note to be measured at fair value through profit and loss (“FVTPL”), or to bifurcate the host liability from the embedded feature. The Company has elected to account for the Notes as a hybrid instrument, with the embedded derivatives at FVTPL and the host debt at amortized cost. The debt component of the Notes is (i) initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivatives and (ii) is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivatives represent the conversion and redemption features of the Notes and are (i) initially classified as a financial liability measured at fair value through profit or loss; and (ii) subsequently recognized at fair value with changes in fair value recognized in net earnings or loss. If the conversion feature is accounted for as a derivative liability, such derivative is considered when determining the classification of the entire instrument as current versus non-current.

Transaction costs that are directly attributable to issuing the convertible note are allocated to the host debt and included in its initial carrying amount; they are amortized using the effective interest rate. With the Notes transaction, the Company has elected to allocate all the transaction costs to the host liability, and none were allocated to the derivative liabilities. The transaction costs will be amortized into income using the effective interest method.

b) Capped call

The Company issued convertible senior notes and simultaneously entered into capped call option transactions with certain financial institutions. The capped call options are separate transactions and do not affect the accounting for the liability and equity components of the convertible notes.

The Capped Call is a derivative asset that is measured at fair value, with subsequent changes in fair value recognized through profit or loss.

New amendments adopted during the period

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

●	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
●	add new disclosures for certain instruments with contractual terms that can change cash flows; and
●	update disclosures for equity instruments designated at fair value through other comprehensive income.

The amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, are effective for annual periods beginning on or after January 1, 2026 and are applied prospectively with no restatement of comparatives per the initial transition requirements of these amendments. The amendments clarify that a financial liability is derecognized on the settlement date, being the date on which the obligation is extinguished. The Company has not elected the optional exception to derecognize financial liabilities settled through an electronic payment system prior to the settlement date. The Company's existing accounting policy is to derecognize financial liabilities when settlement is confirmed at the bank, which is consistent with the settlement-date derecognition requirements clarified by these amendments. The adoption of these amendments had no material impact on the Company's condensed interim consolidated financial statements for the three months ended June 30, 2026.

Critical accounting estimates and judgements

In preparing the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2026, the Company applied the critical accounting estimates and judgements, and key sources of estimation uncertainty disclosed in Note 5 of its 2025 Annual Financial Statements except as noted below:

In May 2026, the Company completed the issuance of the Notes, as defined therein, and also purchased a series of capped call options, the valuation of which include the use of judgement and estimates. Refer to Note 6 of these condensed interim consolidated financial statements for the significant judgements and estimates in determining the fair value of the Notes and capped call options.

3.	Cash and cash equivalents

As at June 30, 2026 and December 31 2025, the consolidated cash and cash equivalents position was as follows:

	2026	2025
	$	$
Cash and cash equivalents held in Canadian dollars	358,742	112,912

Cash and cash equivalents held in U.S. dollars	331,690	220,426
Cash and cash equivalents held in U.S. dollars (Canadian dollars equivalent)	471,331	302,115

Cash held and cash equivalents in Mexican Pesos	88,556	95,200
Cash held and cash equivalents in Mexican Pesos (Canadian dollars equivalent)	7,203	7,256
	837,276	422,283

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

4. Amount Receivable

	2026	2025
	$	$
Trade receivables	28,976	6,849
Exploration tax credits	87	63
Sales taxes	1,884	2,430
Interest income receivable	—	—
Other	159	15
	31,106	9,357

5.	Mining interests and property, plant and equipment

	Plant and	Mining	Right-of-use	Construction-
	Equipment	Interests	assets	in-progress	2026
	$	$		$	$
Cost– Beginning of period	95,829	506,055	9,892	72,802	684,578
Additions	11,739	35,301	364	107,756	155,160
Assets classified as held for sale and other disposals	(229)	—	—	—	(229)
Asset retirement obligations	—	16	—	—	16
Depreciation capitalized	—	2,786	—	—	2,786
Share-based compensation capitalized	—	49	—	—	49
Impairment	(493)	—	—	—	(493)
Other	—	—	—	—	—
Borrowing costs	—	11,184	—	—	11,184
Transfers	56,707	—	—	(56,707)	—
Currency translation adjustments	1,123	1,474	44	85	2,726
Cost – End of period	164,676	556,865	10,300	123,936	855,777

Accumulated depreciation – Beginning of period	36,064	667	3,521	—	40,252
Depreciation	8,740	4,409	731	—	13,880
Assets classified as held for sale and other disposals	(191)	—	—	—	(191)
Currency translation adjustments	612	171	30	—	813
Accumulated depreciation – End of period	45,225	5,247	4,282	—	54,754

Cost	164,676	556,865	10,300	123,936	855,777
Accumulated depreciation	(45,225)	(5,247)	(4,282)	—	(54,754)
Net book value	119,451	551,618	6,018	123,936	801,023

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Plant and	Mining	Right-of-use	Construction-
	Equipment	Interests	assets	in-progress	2025
	$	$		$	$
Cost– Beginning of period	107,818	510,986	6,045	15,525	640,374
Additions	10,548	32,582	3,947	59,707	106,784
Assets classified as held for sale and other disposals	(21,992)	(30,483)	(31)	—	(52,506)
Asset retirement obligations	—	4,545	—	—	4,545
Depreciation capitalized	—	2,834	—	—	2,834
Share-based compensation capitalized	—	134	—	—	134
Impairment	(1,091)	(25,344)	(9)	(2,231)	(28,675)
Borrowing costs	—	10,140	—	—	10,140
Transfers	94	—	—	(94)	—
Currency translation adjustments	452	661	(60)	(105)	948
Cost – End of period	95,829	506,055	9,892	72,802	684,578

Accumulated depreciation – Beginning of period	39,458	4,316	2,807	—	46,581
Depreciation	11,105	1,264	782	—	13,151
Assets classified as held for sale and other disposals (i)	(14,180)	(5,357)	(31)	—	(19,568)
Impairment	(745)	—	(9)	—	(754)
Currency translation adjustments	426	444	(28)	—	842
Accumulated depreciation – End of period	36,064	667	3,521	—	40,252

Cost	95,829	506,055	9,892	72,802	684,578
Accumulated depreciation	(36,064)	(667)	(3,521)	—	(40,252)
Net book value	59,765	505,388	6,371	72,802	644,326
(i)	On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project. Accordingly, all assets related to the San Antonio Gold Project were reclassified to assets classified as held for sale as at December 31, 2025. The sale closed on January 27, 2026. Additional information is provided in Note 13 – Assets Classified as Held for Sale and discontinued operations.

NSR Royalty and Streams

OR holds a 5% NSR royalty on the Cariboo Gold Project and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo Gold 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville Gold Mines Ltd. (“Barkerville”) movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount not less than $150 million. The security is first-ranking, subject to permitted encumbrances.

In connection with the acquisition of Tintic in May 2022, the Company issued aggregate 2% NSR royalties, with a 50% buyback right in favour of Osisko Gold Group exercisable within five years.

Impairment assessment

On April 28, 2025, the Company disclosed the results of its optimized feasibility study on the Cariboo Gold Project (“2025 FS”). The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill. This change was considered an indicator of impairment for the QR Mill

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.3 million on the mining interests related to the QR Mill during the first quarter of 2025.

6.	Exploration and evaluation

	2026	2025
	($)	($)

Net book value - Beginning of period	89,635	86,258
Additions	23,281	6,603
Depreciation capitalized	37	823
Currency translation adjustments	3,084	(4,049)
Net book value – End of period	116,037	89,635

Cost	216,244	189,842
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	116,037	89,635

7.	Long-term debt and lease liabilities

	Convertible Notes	2025 Financing Facility	Financed Mining Equipment	Lease Liabilities	Total 2026	Total 2025
					($)	($)
Balance – Beginning of period	—	129,843	10,860	3,854	144,557	46,639
Additions net of financing fees	279,769	—	8,207	329	288,305	128,576
Repayment	—	—	(1,826)	(788)	(2,614)	(38,709)
Interest capitalized	2,192	11,300	—	—	13,492	12,568
Interest paid	—	—	—	—	—	(2,422)
Write-offs	—	—	—	—	—	—
Currency translation adjustments	8,171	4,876	125	11	13,183	(2,095)
Balance – End of period	290,132	146,019	17,366	3,406	456,923	144,557

Current portion	—	—	7,451	1,495	8,946	6,771
Non-current portion	290,132	146,019	9,915	1,911	447,977	137,786
	290,132	146,019	17,366	3,406	456,923	144,557

Convertible Notes & Derivative Liabilities

In May 2026, the Company issued US$300 million ($414.3 million) of convertible senior notes (the “Notes”). The Company received $393.8 million after commissions, fees and transaction costs of US$14.8 million ($20.5 million). The transaction costs are included in the amortized value of the host contract and amortized over the life of the Notes using the effective interest method. In connection with the Notes offering, 1,279,536 broker warrants were issued to certain purchasers and included in the transaction costs. In absence of quoted market prices, the fair value of the warrants exercisable in U.S. dollars is determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Dividend per share	0%
Expected volatility	57.7%
Risk-free interest rate	4.1%
Expected life	5.0 years
Exercise price (US$)	3.68
Share price (US$)	2.80

The Notes pay interest semi-annually at a rate of 4.125% per annum commencing on December 15, 2026, and mature on June 15, 2031. The holders of the Notes may convert their Notes in shares, cash or a combination thereof at the Company’s discretion, under the following circumstances:

(1) the closing sale price of the Company’s shares exceeds 130% of the conversion price of US$3.68 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the “Share Price Threshold”);

(2) the trading price per $1,000 principal amount of the Notes is equal to or less than 98% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate;

(3) the Notes are called for redemption by the Company;

(4) upon occurrence of certain specified corporate events; or

(5) on or after March 1, 2031.

The conversion rate is approximately 272.11 common shares per US$1,000 principal amount of Notes which represents a conversion price of approximately US$3.68 per share. Upon conversion the Company may settle the obligation, at its sole discretion, in either common shares, in cash at an equivalent value or in a combination of both.

The Company may redeem for cash all or any portion of the Notes on or after June 20, 2029, but only if the the Company’s stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days. Since the issuance of the Notes, the Share Price Threshold was not met . The redemption price represents 100% of the principal amount of the Notes, plus accrued and unpaid interest.Upon the occurrence of specified corporate transactions, such as but not limited to change of control, major corporate transaction, or liquidation, the Company must offer to repurchase all of the outstanding Notes for cash.

The Notes mature on June 15, 2031 and has an effective interest rate of 11.95%. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by the Company in cash at maturity.

Double Zero Capital, LP, a shareholder of the Company,participated in the Notes offering acquiring US$50.0 million aggregate principal amount of the Notes. Following this transaction, Double Zero held, directly or indirectly, common shares, warrants and Notes representing approximately 15.9% of the issued and outstanding common shares on a non-diluted basis.

Under IFRS 9, Financial Instruments, the conversion and redemption features (“Derivative Liability”) embedded in the Notes are bifurcated from the host debt and recognized as derivative liabilities because they are not closely related to the host and may be settled in cash, shares, or a combination thereof. The derivative liabilities are measured at fair value on initial recognition and at each reporting date, with changes recognized in profit or loss. The host debt is recognized at the residual amount, after allocating fair value to the embedded derivatives and deducting transaction costs and is subsequently measured at amortized cost using the effective interest method.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The embedded derivative used a market calibration approach based on the observable traded price of the convertible Notes. Under this approach, the fair value of the embedded derivative was determined using a valuation model calibrated to the market price of the instrument. The host debt component was then measured as the residual amount, representing the difference between the observed fair value of the convertible Notes and the fair value attributed to the embedded derivative.

The following key assumptions were used in the valuation model:

	Key Assumption	Key Assumption
	Inception	As of June 30, 2026
Debt traded price	100.00	103.88
Volatility	50.0%	50.0%
Share price (US$)	2.78	2.46

Capped Call Derivative Options

Concurrently with the issuance of the Notes, the Company purchased cash-settled call options (the “Capped Calls” or the “Derivative Asset”) with a strike price equal to initial conversion price of the Notes of US$3.68 and with a cap price of US$5.88, a term consistent with the term of the Notes. The purchase price for the Capped Call transactions was approximately US$40.2 million ($55.5 million). The capped call options are separate transactions and do not affect the accounting for the Convertible Notes and Derivative Liability.

The Capped Calls are accounted for as a derivative asset and are remeasured at fair value through profit and loss at each reporting date. At inception, the Capped Calls were valued at the premium paid; subsequently they are valued using Black-Scholes option-pricing model adjusted for credit risk. The key assumptions used in the valuation model at June 30, 2026, used in valuation of the conversion option are:

As at June 30, 2026
Average volatility	56.2%
Risk-free interest rate	4.2%
Credit Spread	0.5%
Expected life	5.0 years
Exercise price (US$)	3.68
Cap price (US$)	5.88
Share price (US$)	2.46

As at June 30, 2026, the fair value of the Capped Calls was US$32.1 million ($45.5 million), resulting in a fair value loss of US$8.1 million ($11.6 million) recorded in the consolidated statement of income (loss).

2025 Financing Facility

On July 21, 2025, the Company entered into a credit agreement with Appian ODV (Jersey) Ltd and other lenders, providing for a US$450 million senior secured credit facility (the “2025 Financing Facility”).

The 2025 Financing Facility is intended to fund pre-construction activities, development, construction, operation and working capital requirements of the Cariboo Gold Project and Barkerville. The facility is non-revolving and available in multiple advances: an initial draw of US$100 million ($137.2 million) was made on July 21, 2025. Up to four subsequent

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

draws of at least US$50 million each may be made within 36 months of the closing date, subject to the satisfaction of certain conditions precedent required by the lender, which had not been met as at June 30, 2026.

The facility matures on July 21, 2028, being three years from the closing date. However, if any subsequent advance is drawn, the maturity date is extended to July 21, 2033, being eight years from the closing date.

The obligations under the 2025 Financing Facility are guaranteed by the Company pursuant to a limited recourse guarantee and secured by a first-ranking security interest against all of the shares of Barkerville held by the Company. Additionally, the obligations are secured by a first- ranking security interest over all present and future assets and property of Barkerville. The facility includes customary financial and non-financial covenants, including minimum liquidity, tangible net worth, and project-specific coverage ratios. As at June 30, 2026, all such covenants were met.

Schedule of payments

The schedule for expected payments of the mining equipment financings and Financing Facility are as follows:

	Less than 1 year	1-2 years	3-4 years	Over 5 years
	$	$	$	$
Total payments – Convertible Notes	—	—	—	290,132
Total payments – 2025 Financing Facility	—	146,019	—	—
Total payments – Mining equipment financings and lease liabilities	8,945	10,607	1,102	117

8.	Environmental rehabilitation provision

	2026	2025
	($)	($)
Balance – Beginning of period	99,179	90,803
New obligations and revision of estimates	789	23,169
Accretion expense	1,704	3,547
Payment of environmental rehabilitation obligations	(671)	(667)
Transfer to liabilities associated with asset held for sale (i)	—	(18,818)
Currency translation adjustment	347	1,145
Balance – End of period	101,348	99,179

Current portion	3,984	6,970
Non-current portion	97,364	92,209
	101,348	99,179
(i)	On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project. Accordingly, all assets related to the San Antonio Gold Project were reclassified to assets classified as held for sale as at December 31, 2025. The sale closed on January 27, 2026. Additional information is provided in Note 13 – Assets Classified as Held for Sale and discontinued operations.

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at June 30, 2026, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $285.4 million (December 31, 2025 – $285.5 million). The weighted average actualization rate used is approximately 3.32% (December 31, 2025 – 3.36%) and the disbursements are expected to be made between 2025 and 2129 as per the current closure plans.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

As of June 30, 2026, the Company maintains environmental bonding insurance of $79.0 million, including US$6.1 million ($8.6 million) denominated in U.S dollars.

9.	Share Capital and Warrants

Shares

February 2026 Bought Deal

On February 3, 2026, the Company completed a prospectus offering (the "Offering") of common shares of the Company. The Offering was completed on a "bought deal" basis, pursuant to an underwriting agreement dated January 27, 2026, among the Company and a syndicate of underwriters comprising National Bank Capital Markets, RBC Capital Markets and Cantor, as co-lead underwriters and co-bookrunners, and BMO Capital Markets (collectively, the "Underwriters"). Pursuant to the Offering, the Company issued an aggregate of 40,607,650 Common Shares at a price of US$3.54 per Common Share for aggregate gross proceeds of US$143.8 million ($196.3 million), including the exercise in full by the Underwriters of their over-allotment option.

In connection with the Offering, the Company incurred share issuance costs of approximately $10.3 million, including underwriters’ fees equal to 4.5% of gross proceeds. Issuance costs allocated to common shares were recorded as a deduction from share capital.

Warrants

Warrant liability

The warrants issued in connection with the 2022 non-brokered private placement, the 2024 non-brokered and brokered private placements, the 2025 non-brokered and brokered private placements and the 2026 Convertible Notes include embedded derivatives as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes option pricing model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability. Upon exercise of the warrants, the Company will issue shares, and will not be required to pay any cash.

The movement of the warrants liability, classified as financial instruments at fair value through profit or loss, is as follows:

	2026	2025
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	225,000	67,852
Additions	2,309	75,769
Change in fair value	(119,903)	88,438
Fair value transferred to Share Capital on Exercise	(7,616)	(2,042)
Foreign exchange	7,504	(5,017)
Balance – End of period	107,294	225,000

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In absence of quoted market prices, the fair value of the warrants exercisable in U.S. dollars is determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

	2026	2025
Dividend per share	0%	0%
Expected volatility(i)	63.4%	61.6%
Risk-free interest rate	3.9%	3.5%
Expected life	2.0 years	2.4 years
Exercise price (US$)	3.63	3.59
Share price (US$)	2.46	3.49

The warrant liability is exposed to changes in expected volatility and share price. Based on the warrant liability balance as at June 30, 2026, a 5% increase in expected volatility would increase the warrant liability and the related change in fair value by $5.3 million, while a decrease of 5% would decrease the warrant liability and related fair value by $1.1 million. A 5% increase in the Company's share price would increase the warrant liability and the related change in fair value by $11.3 million, while a decrease of 5% would decrease the warrant liability and the related change in fair value by $10.9 million. These sensitivities are calculated independently, and actual changes in fair value may differ if multiple assumptions change simultaneously.

The following table summarizes the Company’s movements for the warrants outstanding:

	2026		2025
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance – Beginning of period	132,376,167	5.71	78,068,475	7.17
Issued – 2025 Financing Facility	—	—	5,625,031	4.43
Issued – 2025 Non-brokered private placement	—	—	20,252,661	3.53
Issued – 2025 Brokered private placement	—	—	29,280,000	3.53
Issued – 2026 Broker warrants	1,279,536	5.08	—	—
Expired – 2023 Bought Deal	(7,841,850)	8.55	—	—
Exercised - 2024 Brokered private placement	—	—	(850,000)	4.14
Exercised - 2024 Non-Brokered private placement	(13,888)	4.17	—	—
Exercised - 2025 Financing Facility	(5,625,031)	4.43	—	—
Exercised - 2025 Brokered Private Placement	(3,469,483)	3.54	—	—
Balance – End of period	116,705,451	5.64	132,376,167	5.71

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The outstanding warrants have the following classification, maturity dates and exercise terms:

Placement	Classification	Maturity	Number of Warrants	Exercise Price
2022 Brokered private placement	Equity	02-Mar-27	7,752,916		$14.75
2022 Non-brokered private placement	Liability	27-May-27	11,363,933	US$	10.70
2024 Non-brokered private placement	Liability	01-Oct-29	19,149,522	US$	3.00
2024 Brokered private placement	Liability	01-Oct-29	31,096,366	US$	3.00
2025 Non-Brokered private placement (i)	Liability	15-Aug-27	20,252,661	US$	2.56
2025 Brokered private placement (i)	Liability	15-Aug-27	25,810,517	US$	2.56
2026 Broker Warrants	Liability	29-May-31	1,279,536	US$	3.68

(i)	The maturity is subject to an acceleration clause. If, at any time after 15 months from the closing date, the closing price of the Common Shares on the TSX-V or NYSE exceeds the exercise price for 20 consecutive trading days, the Company may, within 10 days, notify holders to accelerate the expiry date to 30 days from the notice date.

10.	Share-based compensation

Share options

The omnibus incentive plan (the “Omnibus Plan”) provides for the issuance of stock options to acquire common shares to directors, officers, employees, consultants or investor relation service providers of the Company.

The following table summarizes information about the movement of the share options under the Company’s plan:

	2026		2025
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding – Beginning of period	5,406,594	4.16	5,229,369	5.53
Granted	984,400	4.51	1,514,300	2.51
Exercised	(41,299)	2.77	(18,733)	2.88
Forfeited	(45,634)	2.40	(845,600)	2.97
Expired	(129,364)	18.82	(472,742)	16.21
Outstanding – End of period	6,174,697	3.93	5,406,594	4.16
Exercisable – End of period	2,748,362	4.86	2,081,127	6.05

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The following table summarizes the share options outstanding as at June 30, 2026:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
August 16, 2021	16.89	31,199	0.13	31,199	0.13
November 12, 2021	16.20	11,331	0.37	11,331	0.37
June 30, 2022	6.49	452,800	0.97	452,800	0.97
November 18, 2022	6.28	61,500	1.39	61,500	1.39
April 3, 2023	6.59	891,467	1.71	891,467	1.71
April 3, 2024	2.88	117,666	2.76	70,200	2.76
July 4, 2024	2.72	2,224,300	3.01	741,434	3.01
April 2, 2025	2.20	126,134	3.76	37,598	3.76
May 13, 2025	2.57	1,273,900	3.77	450,833	3.58
April 1, 2026	4.51	984,400	4.75	—	—
	3.93	6,174,697	3.08	2,748,362	2.3

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2026, the total share-based compensation related to share options granted under the Company’s plan amounted to $0.8 million and $1.4 million, respectively ($0.8 million and 1.2 million, respectively for the three and six month ended June 30, 2025).

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes the DSU and RSU movements:

	2026		2025
	DSU	RSU	DSU	RSU
Outstanding – Beginning of period	817,797	1,784,632	606,463	1,219,125
Granted	247,129	1,426,600	288,397	1,279,100
Settled	—	(168,509)	(77,063)	(385,685)
Forfeited	—	(36,123)	—	(327,908)
Outstanding– End of period	1,064,926	3,006,600	817,797	1,784,632
Vested – End of period	817,797	—	529,400	—

The total share-based compensation expense related to the Company’s DSU and RSU plans for the three and six months ended June 30, 2026 was $0.9 million and $1.5 million, respectively ($0.7 million and $0.7 million respectively for the three and six months ended June 30, 2025).

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

11.	Fair value of financial instruments

Fair value measurement is determined using a three-level fair value hierarchy. Refer to Note 30 of the Company’s audited consolidated financial statements for the year ended December 31, 2025, which contain a description of these three levels.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

	2026
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets and liabilities at fair value through profit or loss
Derivative liability - Convertible Notes	—	—	85,447	85,447
Warrant liability	—	—	107,294	107,294
Derivative asset - Capped call	—	—	45,546	45,546
Mining exploration and development companies	—	—	735	735
Financial assets at fair value through other comprehensive loss
Equity securities
Mining exploration and development companies	30,753	—	—	30,753
	30,753	—	239,022	269,775

	2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets and liabilities at fair value through profit or loss
Warrant liability	—	—	225,000	225,000
Mining exploration and development companies	—	—	1,460	1,460
Financial assets at fair value through other comprehensive loss
Equity securities
Mining exploration and development companies	14,036	—	—	14,036
	14,036	—	1,460	240,496

During the six months ended June 30, 2026 and 2025 there were no transfers among Level 1, Level 2 and Level 3.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

12.	Segmented information

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The chief decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada and the USA:

	2026
	Canada	USA	Total

	$	$	$
Other assets (non-current)	31,090	2,260	33,350
Mining interests and property, plant and equipment	747,684	53,339	801,023
Exploration and evaluation	29,027	87,010	116,037
Total non-current assets (excluding investments)	807,801	142,609	950,410

	2025
	Canada	USA	Total
	$	$	$
Other assets (non-current)	15,791	2,123	17,914
Mining interests and property, plant and equipment	588,776	55,550	644,326
Exploration and evaluation	6,091	83,544	89,635
Total non-current assets (excluding investments)	610,658	141,217	751,875

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Canada	USA	Total
	$	$	$
For the three months ended June 30, 2026
Revenues	—	32,726	32,726
Cost of Sales	—	(12,029)	(12,029)
Other operating costs	(2,710)	—	(2,710)
General and administrative expenses	(9,238)	(663)	(9,901)
Operating (loss) income	(11,948)	20,034	8,086

For the three months ended June 30, 2025
Revenues	—	6,859	6,859
Cost of Sales	—	(4,075)	(4,075)
Other operating costs	(10,296)	(1,430)	(11,726)
General and administrative expenses	(6,933)	(446)	(7,379)
Operating (loss) income	(17,229)	908	(16,321)

For the six months ended June 30, 2026
Revenues	—	34,940	34,940
Cost of sales	—	(12,700)	(12,700)
Other operating costs	(3,386)	—	(3,386)
General and administrative	(19,452)	(484)	(19,936)
Impairment of assets	(493)	—	(493)
Operating (loss) income from continuing activities	(23,331)	21,756	(1,575)

For the six months ended June 30, 2025
Revenues	—	6,859	6,859
Cost of sales	—	(4,075)	(4,075)
Other operating costs	(17,350)	(3,139)	(20,489)
General and administrative	(12,195)	(1,467)	(13,662)
Impairment of assets	(25,793)	—	(25,793)
Operating loss from continuing activities	(55,338)	(1,822)	(57,160)

13.	Commitments

The Company has the following commitments as of June 30, 2026:

	Total(i)	Less than 1 year	1‑ 2 years	3-4 years
Purchase obligations	3,774	3,774	—	—
Capital commitments	204,612	145,064	46,443	13,105
Total	208,386	148,838	46,443	13,105

(i)	The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.

The balance on flow-through financings not spent according to the restrictions imposed by the 2025 October Private Placement represents $22.0 million as at June 30, 2026, and is included in cash and cash equivalents.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

14. Asset held for sale and discontinued operations

On November 24, 2025, the Company entered into an agreement to sell its 100% interest in the San Antonio Gold Project, located in Sonora, Mexico to Axo Copper Corp. (“Axo”). Pursuant to the Purchase Agreement, Axo acquired Sapuchi, which holds a 100% interest in the mineral concessions comprising San Antonio (the “disposal group”).

The disposal group was classified as assets held for sale and discontinued operations in the fourth quarter of 2025. Upon closing of the transaction on January 27, 2026, the Company received 15,325,841 common shares of Axo. Subsequent to closing, the Company received an additional 2,363,516 Axo common shares pursuant to an anti‑dilution provision triggered by a qualifying financing.

In addition, the Company is entitled to certain contingent deferred consideration, including (i) a cash payment equal to 70% of any Mexican VAT refund relating to periods ending on or before closing, (ii) US$2 million payable in cash or Axo common shares upon Axo’s filing of a NI 43‑101 compliant feasibility study, and (iii) US$2 million payable in cash upon the first gold pour at the project. As a result of the closing, the assets and liabilities of the disposal group were derecognized from the Company’s consolidated statement of financial position.

The fair value of the consideration received at disposal was estimated at approximately $15.6 million. This amount comprises $11.8 million attributable to the Axo common shares received at closing, measured based on Axo’s market price on the closing date; $2.2 million related to the additional Axo shares issued pursuant to the qualifying financing anti‑dilution provision; and $1.6 million representing the Company’s estimated recoverable portion of Mexican VAT receivable associated with periods up to the closing date.

As a result of the closing, the assets and liabilities of the disposal group were derecognized from the Company’s consolidated statement of financial position.

The San Antonio Gold Project has been classified as a discontinued operation as it represents a separate geographical area of operations for the Company, located in Mexico, and its activities can be clearly distinguished operationally and for financial reporting purposes from the Company’s other operations.

Net income from discontinued operations includes (i) a loss of approximately $0.5 million generated by Sapuchi’s operating results up to the date of disposal, (ii) a gain on disposal of approximately $37.3 million, representing the difference between the fair value of consideration received and the carrying value of Sapuchi’s net assets at the disposal date, and (iii) a loss of approximately $8.7 million resulting from the reclassification of the cumulative translation adjustment from other comprehensive income to profit or loss upon disposal.

Assets and Liabilities of the San Antonio disposal group (as of January 27, 2026):

2026
$

Current assets	4,224
Non-current assets	35,221
Total assets held for sale	39,445

Current liabilities	5,693
Non-current liabilities	55,433
Total liabilities associated with assets held for sale	61,126

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

As a result of the closing of the transaction, all assets and liabilities of Sapuchi were derecognized, and no assets or liabilities related to Sapuchi are included in the Company’s consolidated statement of financial position as of June 30, 2026.